

April 19, 2012

By Facsimile to 312.516.1981

Eric F. Fess, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois 60603

> Re: First Trust Strategic High Income Fund II (the "Fund")
>   File Nos. 811-21842, 333-180240

Dear Mr. Fess:

      We have reviewed the registration statement on Form N-2 filed March 20, 2012, with the Commission on behalf of the Fund with respect to an offering of common shares. Our comments are set forth below. Please consider a comment made with respect to one section applicable to similar disclosure elsewhere in the registration statement.

Prospectus

Cover Page

1. In the *Investment Strategy* section, the third sentence in the second paragraph states that "[t]he Fund may also invest in equity securities, including, but not limited to, common and preferred stock, foreign securities and distressed securities, *subject to certain investment limitations*." Please disclose what limitations the Fund is subject to with respect to these types of investments.

2. In the *Investment Strategy* section, under *Use of Leverage*, it states that the Fund may "utilize leverage through the issuance of preferred shares of beneficial interest…in an amount up to 50% of its Managed Assets or through…borrowings in an amount up to 33-1/3% of its Managed Assets." Although the Fund states its restrictions on borrowing and issuing preferred shares in terms of *Managed Assets*, the 1940 Act restrictions on borrowing and the issuance of preferred shares are stated in terms of "total assets". The Fund provides a definition of Managed Assets as being

   > the average daily gross asset value of the Fund (including assets attributable to the Fund's Preferred Shares, if any, and the principal amount of Borrowings) minus the sum of the Fund's accrued and unpaid dividends on any outstanding Preferred

Shares and accrued liabilities (other than the principal amount of any Borrowings).

For purposes of compliance with the 1940 Act's restrictions on borrowing and issuing preferred shares, please describe how Managed Assets relate to the Fund's total assets.

3. Furthermore, in the *Investment Strategy* section, in *Use of Leverage*, it is stated that "[w]hether to offer Preferred Shares or engage in another form of leveraging, and, if offered, the terms of such shares or leveraging and the timing and other terms of their offering or arrangement will be determined by the Fund's board of trustees." As the "costs associated with the issuance of and use of financial leverage will be borne by the common shareholders", please disclose any role of the Board's independent trustees in particular in making such a determination.

Prospectus Summary

4. On page 2, in *Investment Objectives and Policies*, it states that

The Fund may invest up to 50% of its Managed Assets in foreign securities (equity or debt); provided, however, that 30% of the total of Managed Assets invested in obligations of foreign domiciled structured finance issuers plus the percentage of Managed Assets invested in other foreign domiciled issuers may not exceed 20% of Managed Assets.

i) Please state that, of the 50% allowance for foreign securities, up to 20% of that amount may be invested in emerging market securities.

ii) The last portion of the sentence above, beginning with "provided", is convoluted and confusing. Please rephrase this text so as to describe the Fund's limitations on investments in foreign securities in a plain English format.

5. On page 3, in *Investment Objectives and Policies*, it states that the Fund may invest in illiquid securities. If there is a limit to the amount the Fund may invest in these securities, please disclose that limit.

6. Also on page 3, in *Investment Objectives and Policies*, the penultimate paragraph states that "[p]ercentage limitations described in this prospectus are as of the time of investment by the Fund and may be exceeded on a going-forward basis as a result of market value fluctuations of the Fund's portfolio." Please disclose that this statement does not apply to restrictions on borrowing.

7. On page 6, in *Special Risk Considerations*, at the end of the paragraph *Investment and Market Risk*, it states that "the Advisor or Sub-Advisor "may take temporary defensive positions". Please state that when doing so, the Fund may not achieve its investment objective.

8. On page 7, in *Special Risk Considerations*, the paragraph *Value Investing Risk* describes the Fund's focus on investments that are "undervalued or inexpensive relative to other investments." As the term "value investing" is typically used in the context of equity investments, and the Fund's investments will be predominantly in fixed income securities, please clarify that this paragraph describes the risks of fund's equity strategy.

Summary of Fund Expenses

9. On page 19, in the *Summary of Fund Expenses* table, the last line *Total Annual Expenses*, should be aligned with the rest of the table. Please remove the indent.

The Fund's Investments

10. On page 28, in the section *Portfolio Composition*, under *Foreign Securities*, it states the restrictions that "…30% of the total of Managed Assets invested in obligations of foreign domiciled structured finance issuers plus the percentage of Managed Assets invested in other foreign domiciled issuers may not exceed 15% of Managed Assets." While "15%" is noted here (and on page 9 of the SAI), "20%" is noted in this regard elsewhere throughout the document. Please correct this inconsistency. Please also address this sentence with respect to comment 3 above. In addition, please disclose within this paragraph the Fund's investment in emerging market securities.

11. On page 32, in *Portfolio Composition*, in the paragraph *Use of Leverage*, it states that "[u]nder the 1940 Act, the Fund is not permitted to issue Preferred Shares unless immediately after such issuance the value of the Fund's *Managed Assets* is at least 200% of the liquidation value of the outstanding Preferred Shares." Under the 1940 Act, the 200% requirement is with respect to a fund's "total assets". Accordingly, please replace "Managed Assets" with "total assets" in this sentence. Similarly, please also replace Managed Assets with "total assets" on page 51, in *Description of Borrowings*, which states "[u]nder the requirements of the 1940 Act, the Fund, immediately after any such Borrowings, must have an "asset coverage" of at least 300% (33-1/3% of *Managed Assets*)."

12. On page 34, in *Risks*, please discuss within the section *Potential Conflicts of Interest Risks* the conflict that exists between the Fund's common shareholders and the Sub-Advisor, and the Sub-Advisor's incentive to use leverage, because "the fee paid to the Advisor (and by the Advisor to the Sub-Advisor) will be calculated on the basis of the Fund's Managed Assets, which include the proceeds of leverage" and thus "the dollar amount of the Advisor's and Sub-Advisor's fees will be higher… when leverage is utilized" (as stated on page 46).

13. On page 41, in *Risks*, under *Leverage Risks*, it states that [t]he Sub-Advisor, in its judgment… may determine to continue to use leverage if it expects that the benefits to the Fund's Common Shareholders of maintaining the leveraged position will outweigh the current reduced return". Please disclose here the role of the Board and the Independent Trustees with respect to this determination.

Management of the Fund

14. On page 46, in *Investment Management Agreement*, please include, as required in Item 9.b.3 of Form N-2, a statement adjacent to the disclosure concerning the Advisor's compensation, disclosing that a discussion regarding the basis for the board of directors approving the investment management agreement is available in the Fund's annual or semi-annual report to shareholders, as applicable, and providing the period covered by the relevant annual or semi-annual report.

Statement of Additional Information

15. In *Investment Restrictions*, *Fundamental Investment Policies*, on page 3, it states that

> [p]ercentage limitations described in this Statement of Additional Information are as of the time of investment by the Fund and may be exceeded on a going-forward basis as a result of market value fluctuations of the Fund's portfolio and other events.

Please state that this statement does not apply to the Fund's restrictions on borrowing.

16. On page 50, under *Sub-Advisor*, in the Table of the *Other Accounts Managed* by the Fund's portfolio managers, as required in Item 21.1.c of Form N-2, please note the number of accounts and the total assets in the accounts with respect to which the advisory fee is based on the performance of the account.

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Please respond to our comments above in an amendment to the registration statement. Where no change will be made in the amended registration in response to a comment, please note that response in a cover letter or separate correspondence that accompanies the filing and briefly state the basis for your position.

Notwithstanding our comments, at the time the Fund requests acceleration of the effective date of the registration statement, it should furnish a letter acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We should also advise you that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing, including information provided in response to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. If all comments on the registration statement have been resolved, we will act on the request and grant acceleration of the effective date, pursuant to delegated authority.

Please call me at (202) 551-6779 with any questions or concerns regarding these matters you would like to discuss.

Sincerely,

Karen Rossotto
Senior Counsel